Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

February 19, 2014

VIA EDGAR

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Griffin-American Healthcare REIT III, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed January 16, 2014
File No. 333-186073

Dear Ms. Gowetski:
On behalf of Griffin-American Healthcare REIT III, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated January 28, 2014 relating to the Company’s Pre-Effective Amendment No. 5 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2014 (Registration No. 333-186073) (the “Registration Statement”).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) included in the Amendment.
General

Comment No. 1: We note the revised table beginning on page 115. Please revise the table to remove the initial capitalization rates for each property. As these properties are not owned by you, please tell us the basis for your inclusion of this table in your prior performance summary.

Response: If acceptable to the Commission, the Company undertakes to remove the table referenced in the Staff’s comment (describing the individual properties owned by Griffin Capital Essential Asset REIT, Inc.) from the Company’s final Prospectus pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

Phone: 404.233.7000 | www.mmmlaw.com
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Ms. Jennifer Gowetski
Securities and Exchange Commission
February 19, 2014

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: Jeffrey T. Hanson